This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes. In the event of any inconsistency between the information presented herein and any such term sheet, such term sheet shall govern. The information contained in this document is for informational purposes only.

JPMorgan Contingent Buffered Digital Notes Linked to a Brent Crude Oil Futures Contract due July 24, 2014

The notes are designed for investors who seek a fixed return of at least 10.92% at maturity if the Ending Contract Price of Brent Crude Oil is not less than the Initial Contract Price by more than 15.00% on the Observation Date. Investors should be willing to forgo interest payments and, if the Ending Contract Price is less than the Initial Contract Price by more than 15.00% on the Observation Date, be willing to lose some or all of their principal. If the Ending Contract Price is equal to or less than the Initial Contract Price by no more than 15.00% on the Observation Date, investors will receive their initial investment back at maturity plus the Digital Return, subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Contract Price	On any relevant day, the official settlement price per barrel on ICE Futures Europe of the first nearby month futures contract for Brent crude oil, stated in U.S. dollars, as made public by ICE Futures Europe (Bloomberg ticker "CO1" <Comdty>), provided that if such date falls on the last trading day of such futures contract, then the second nearby month futures contract (Bloomberg ticker "CO2" <Comdty>) on that day
Currency	USD
Digital Return	At least 10.92% (to be determined on the pricing date), the maximum potential return on the notes
Contingent Buffer Percentage	15.00%
Maximum Potential Loss	100.00%
Observation Date	July 21, 2014
Maturity Date	July 24, 2014
Contract Return	(Ending Contract Price - Initial Contract Price) / Initial Contract Price
Initial Contract Price	The Contract Price on the pricing date
Ending Contract Price	The Contract Price on the Observation Date
Maturity	Approximately 53 weeks
Settlement	Cash
Payment At Maturity per $1,000 principal amount note	*If the Ending Contract Price is greater than or equal to the Initial Contract Price or is less than the Initial Contract Price by up to the Contingent Buffer Percentage:* $1,000 + ($1,000 x Digital Return) *If the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage:* $1,000 + ($1,000 x Commodity Return) Your investment may result in the loss of all of your principal at maturity.
Preliminary Term Sheet	http://www.sec.gov/Archives/edgar/data/19617/000089109213006047/e54508fwp.htm

Hypothetical Payment at Maturity for Contingent Buffered Digital Notes Linked to a Brent Crude Oil Futures Contract (assuming $1,000 Initial Investment)

Contract Return
Contingent Buffered Digital Notes Performance
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
Payout at maturity
15% Contingent Buffer Percentage
10.92% Digital Return
-30%
-20%
-10%
0%
10%
20%
30%
Contract Return

The graph above demonstrates the hypothetical total return on the notes at maturity for a subset of Contract Returns detailed in the table below. Your investment may result in a loss of all of your principal at maturity.

Selected Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss of some or all of your initial investment.
- Your maximum potential gain on the notes will be limited to the Digital Return.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co., which we refer to as JPMC. Therefore, the value of the notes prior to maturity are subject to changes in the market's view of JPMC's creditworthiness.
- The benefit provided by the Contingent Buffer Amount may terminate on the Observation Date.
- Investments related to the price of Brent Crude Oil Futures may be more volatile than traditional securities investments.
- Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.
- The contract price of the commodity futures contract is determined by reference to the official settlement price of Brent Crude Oil Futures contracts as determined by ICE Futures Europe, and there are certain risks relating to the Contract Price of the commodity futures contract being determined by ICE Futures Europe.
- JPMS' estimated value does not represent future values and may differ from others' estimates.
- The value of the notes which may be reflected in customer account statements may be higher than JPMS' then-current estimated value for a limited time period.
- Lack of liquidity: JPMorgan Securities, LLC, acting as agent for JPMC (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential Conflicts: JPMC and its affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent, hedging our obligations under the notes and making assumptoins to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging and other trading activities of JPMC could result in substantial returns for J.P. Morgan while the value of the notes declines.
- The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes.

Ending Contract Price	Contract Return	Payment at Maturity per $1,000 Principal Amount	Total Return on Notes
$143.00	30.00%	$1,109.20	10.92%
$132.00	20.00%	$1,109.20	10.92%
$126.50	15.00%	$1,109.20	10.92%
$122.01	10.92%	$1,109.20	10.92%
$121.00	10.00%	$1,109.20	10.92%
$115.50	5.00%	$1,109.20	10.92%
$112.75	2.50%	$1,109.20	10.92%
$110.00	0.00%	$1,109.20	10.92%
$104.50	-5.00%	$1,109.20	10.92%
$99.00	-10.00%	$1,109.20	10.92%
$93.50	-15.00%	$1,109.20	10.92%
$93.49	-15.01%	$849.90	-15.01%
$88.00	-20.00%	$800.00	-20.00%
$77.00	-30.00%	$700.00	-30.00%
$55.00	-50.00%	$500.00	-50.00%
$0.00	-100.00%	$0.00	-100.00%

Each hypothetical return set forth above assumes a Initial Contract Price of $110, a Digital Return of 10.92%, and the Contingent Buffer Percentage of 15.00%. The actual Digital Return will be determined on the pricing date and will not be less than 10.92%. Each hypothetical total return set forth above is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433 Registration Statement No: 333-177923 Dated: July 9, 2013